HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

400 Hamilton Avenue, Suite 310

Palo, Alto, California 94301

May 15, 2007

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Mary Cole

Re:	Hercules Technology Growth Capital, Inc. – Registration Statement on Form N-2

(File No. 333-141828)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Hercules Technology Growth Capital, Inc. (the “Company”) respectfully requests acceleration of effectiveness of the above-referenced Registration Statement on Form N-2, as amended (the “Form N-2”), to 4:00 p.m. on May 16, 2007, or as soon as thereafter as practicable.

In connection with the submission of the Company’s request for accelerated effectiveness of the above-referenced Form N-2, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Form N-2 effective, it does not foreclose the Commission from taking any action with respect to the Form N-2;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Form N-2 effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Form N-2; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

By:	/s/ Manuel A. Henriquez
Name:	Manuel A. Henriquez
Title:	Chairman, Chief Executive Officer and President